EXHIBIT 12

                           NETWORK PLUS CORP.

                         COMPUTATION OF RATIOS

               RATIO OF EARNINGS TO COMBINED FIXED CHARGES

                                          Year Ended December 31,
                              ---------------------------------------------
                                1994     1995     1996     1997      1998
                              -------- -------- -------- -------- ---------
EARNINGS
Net income (loss) before
 income taxes                  $3,019   $4,007   $1,475  $(3,149)  $(5,289)
Combined fixed charges            135      207      542      801     3,527
                               -------  -------  ------- --------  --------
     Total Earnings            $3,154   $4,214   $2,014  $(2,348)  $(1,762)

COMBINED FIXED CHARGES
Interest expense                    2       40      313      557     1,101
Preferred stock dividends
 and accretion of issuance
 costs and discounts               -        -        -        -      2,005
Interest portion of
 operating lease rentals          133      167      229      244       421
                               -------  -------  ------- --------  --------
     Total Combined Fixed      $  135   $  207   $  542  $   801   $ 3,527
      Charges

RATIO OF EARNINGS TO
 COMBINED FIXED CHARGES          23.4x    20.4x     3.7x    (2.9)x    (0.5)x

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